Exhibit 99.1

MATERIAL CHANGE REPORT

FORM 51-102F3

1.	Name and Address of Company
The Stars Group Inc. (“The Stars Group”, or the “Company”) 200 Bay Street South Tower, Suite 3205 Toronto, Ontario, Canada M5J 2J3
2.	Date of Material Change
July 18, 2018.
3.	News Release

A news release (the “News Release”) relating to the material change (the “Material Change”) was issued and disseminated on July 17, 2018 through CNW Group and subsequently filed under the Company’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR). A copy of the News Release is attached as Schedule “A” hereto.

4.	Summary of Material Change
On July 18, 2018, the Company completed the conversion of all its outstanding convertible preferred shares pursuant to their terms.
5.	Full Description of Material Change

On July 18, 2018, the Company completed the conversion of all its outstanding convertible preferred shares pursuant to their terms.  All the preferred shares outstanding as of July 18, 2018 were converted at a rate of 52.7085 common shares per preferred share, resulting in the cancellation of all the preferred shares and termination of all rights associated therewith. The mandatory conversion of the 986,551 preferred shares outstanding as of July 18, 2018 resulted in the issuance of 51,999,623 common shares on such date.

For further details of the Material Change, please see the News Release attached as Schedule “A” hereto.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.
7.	Omitted Information
Not applicable.
8.	Executive Officer
For further information please contact: David Gruberg Vice President, Legal Affairs 1-786-475-9754
9.	Date of Report
July 23, 2018.

Schedule “A”

(See attached)

The Stars Group Provides Update on Mandatory Conversion of Convertible Preferred Shares

TORONTO, July 17, 2018 /CNW/ - The Stars Group Inc. (Nasdaq: TSG) (TSX: TSGI) today announced that the Ontario Superior Court of Justice ruled in its favor with respect to the previously announced application filed by Polar Multi-Strategy Master Fund (and certain affiliated funds) and Verition Canada Master Fund Ltd. regarding The Stars Group's pending mandatory conversion of all of its outstanding convertible preferred shares pursuant to their terms. The Court dismissed the application by the applicants for a declaration that the mandatory conversion would contravene The Stars Group's articles of continuance.

As a result of the ruling, The Stars Group will proceed with closing its previously announced conversion of all its outstanding convertible preferred shares pursuant to their terms on July 18, 2018. All the preferred shares outstanding as of July 18, 2018 will be converted at a rate of approximately 52.7085 common shares per preferred share, resulting in the cancellation of all the preferred shares and termination of all rights associated therewith. With an anticipated 986,551 preferred shares outstanding as of July 18, 2018, the mandatory conversion is expected to result in the issuance of approximately 52.0 million common shares.

About The Stars Group

The Stars Group is a leading provider of technology-based product offerings in the global gaming and interactive entertainment industries. The Stars Group directly or indirectly, including through Sky Betting & Gaming and its Stars Interactive Group division, owns or licenses gaming and related consumer businesses and brands, such as PokerStars, PokerStars Casino, BetStars, Full Tilt, Sky Bet, Sky Vegas, Sky Casino, Sky Bingo, Sky Poker, and the PokerStars Players No Limit Hold'em Championship, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour, Asia Pacific Poker Tour, PokerStars Festival and PokerStars MEGASTACK live poker tour and event brands. These brands together have millions of registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, sponsored live poker competitions, marketing arrangements for branded poker rooms in popular casinos in major cities around the world, and poker programming and content created for television and online audiences. The Stars Group, through certain of these and other brands, also offers non-poker gaming products, including casino and sportsbook. The Stars Group, through certain of its subsidiaries, is licensed or approved to offer, or offers under third party licenses or approvals, its product offerings in various jurisdictions throughout the world, including in Europe, both within and outside of the European Union, Australia, the Americas and elsewhere. In particular, The Stars Group, through its subsidiaries, currently holds gaming licenses or approvals in 19 jurisdictions, with PokerStars being the world's most licensed online gaming brand, holding 17 of such licenses or approvals.

Cautionary Note Regarding Forward Looking Statements and Other Information

This news release may contain forward-looking statements and information within the meaning of applicable securities laws, including, without limitation, the expected conversion of The Stars Group's convertible preferred shares into common shares as set forth above. Forward-looking statements can, but may not always, be identified by the use of words such as "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "intend", "could", "might", "would", "should", "believe", and similar references to future periods or the negatives of these words and expressions. These statements are based on management's current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect The Stars Group, its subsidiaries, and its and their respective customers and industries. There can be no assurance that actual results will not differ materially from those expressed or implied in forward-looking statements. Undue reliance should not be placed on forward-looking statements. Please refer to The Stars Group's most recent annual information form and annual and interim financial statements and management's discussion and analysis for more information about the factors, assumptions and risks that may apply to The Star's Group's forward-looking statements. Each forward-looking statement speaks only as of the date hereof, and The Stars Group undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

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http://www.prnewswire.com/news-releases/the-stars-group-provides-update-on-mandatory-conversion-of-convertible-preferred-shares-300682596.html

SOURCE The Stars Group Inc.

View original content: http://www.newswire.ca/en/releases/archive/July2018/17/c2755.html

%SEDAR: 00029939E

For further information: For investor relations, please contact: Tim Foran, Tel: +1 437-371-5730, ir@starsgroup.com; For media inquiries, please contact: Eric Hollreiser, Press@starsgroup.com

CO: The Stars Group Inc.

CNW 18:48e 17-JUL-18